SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              DIA MET MINERALS LTD.
                                (Name of Issuer)

                                 Amendment No.1

                        Class A Subordinate Voting Shares
                         (Title of Class of Securities)


                                    25243K208
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25243K208                   13G                     Page 2 of 15 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RT Capitial Management Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The jurisdiction of organization is Canada (federally incorporated company)


________________________________________________________________________________
              5.   SOLE VOTING POWER

                   N/A
NUMBER OF     __________________________________________________________________
SHARES        6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      2,846,125**
REPORTING     __________________________________________________________________
PERSON WITH   7.   SOLE DISPOSITIVE POWER

                   N/A
              __________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                   2,846,125**
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,846,125**
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     28.7%***
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     Foreign Investment Adviser which received SEC no-action relief to file on
     Schedule 13G as a "Qualified Institutional Investor"
________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** The number of Class A subordinate voting shares ("Class A Shares") beneficially owned includes 1,661,090 Class A Shares and 1,185,035 Class B multiple voting shares ("Class B Shares"). Shares of each class have the right to convert to shares of the other class on a one-for-one basis. The right is exercisable at any time with respect to the Class B Shares, but only in certain circumstances with respect to the Class A Shares.

*** The 1,661,090 Class A Shares and 1,185,035 Class B Shares beneficially owned represent 19.0 percent and 5.4 percent of such classes, respectively. For purposes of determining the percent of Class A Shares beneficially owned pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the number of shares beneficially owned and the number of shares outstanding for such class have been increased by the number of Class B Shares beneficially owned.

CUSIP No. 25243K208                    13G                    Page 3 of 15 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RT Investment Management Holdings Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The jurisdiction of organization is Canada (federally incorporated company)


________________________________________________________________________________
              5.   SOLE VOTING POWER

                   N/A
NUMBER OF     __________________________________________________________________
SHARES        6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      2,994,275**
REPORTING     __________________________________________________________________
PERSON WITH   7.   SOLE DISPOSITIVE POWER

                   N/A
              __________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                   2,994,275**
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,994,275**
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     30.0%***
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     Foreign Parent Holding Company which received SEC no-action relief to file on Schedule 13G as a "Qualified Institutional Investor"
________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** The number of Class A Shares benefically owned includes 1,175,940 Class A Shares and 1,242,335 Class B Shares. Shares of each class have the right to convert to shares of the other class on a one-for-one basis. The right is exercisable at any time with respect to the Class B Shares, but only in certain circumstances with respect to the Class A Shares.

*** The 1,751,940 Class A Shares and 1,242,335 Class B Shares beneficially owned represent 20.1 percent and 5.7 percent of such classes, respectively. For purposes of determining the percent of Class A Shares beneficially owned pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, the number of shares beneficially owned and the number of shares outstanding for such class have been increased by the number of Class B Shares beneficially owned.

CUSIP No. 25243K208                    13G                    Page 4 of 16 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Royal Trust Company
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The jurisdiction of organization is Canada (federally incorporated company)


________________________________________________________________________________
              5.   SOLE VOTING POWER

                   N/A
NUMBER OF     __________________________________________________________________
SHARES        6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      1,039,100**
REPORTING     __________________________________________________________________
PERSON WITH   7.   SOLE DISPOSITIVE POWER

                   N/A
              __________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                   1,039,100**
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,039,100**
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.3%***
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     Foreign  Trust  Company  which  received  SEC  no-action  relief to file on
     Schedule 13G as a "Qualified Institutional Investor"
     ___________________________________________________________________________

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The number of Class A Shares beneficially owned includes 609,700 Class A Shares and 429,400 Class B Shares. Shares of each class have the right to convert to shares of the other class on a one-for-one basis. The right is exercisable at any time with respect to the Class B Shares, but only in certain circumstances with respect to the Class A Shares.

*** The 609,700 Class A Shares and 429,400 Class B Shares beneficially owned represent 7.0 percent and 2.0 percent of such classes, respectively. For purposes of determining the percent of Class A Shares beneficially owned pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, the number of shares beneficially owned and the number of shares outstanding for such class have been increased by the number of Class B Shares beneficially owned.

Item 1(a) Name of Issuer:

          DIA MET MINERALS LTD.

Item 1(b) Address of Issuer's Principal Executive Offices:

          DIA MET MINERALS LTD.
          1695 Powick Road
          Kelowna, British Columbia
          Canada V1X 4L1

Item 2(a) Name of Person Filing:

          1.  RT Capital Management Inc. ("RTCM")
          2.  RT Investment Management Holdings Inc. ("RTIM")
          3.  The Royal Trust Company ("RT")

Item 2(b) Address of Principal Business Office or, if None,
          Residence:

          1.  RT Capital Management Inc.
              Royal Trust Tower, P.O. Box 121
              77 King Street West, Suite 3800
              Toronto, Ontario  M5K 1H1

          2.  RT Investment Management Holdings Inc.
              Royal Trust Tower, P.O. Box 97
              77 King Street West, Suite 3900
              Toronto, Ontario  M5K 1G8

          3.  The Royal Trust Company
              Royal Trust Tower, P.O. Box 7500, Station A
              77 King Street West, 6th Floor
              Toronto, Ontario M5W 1P9

Item 2(c) Citizenship:
          Canada

Item 2(d) Title of Class of Securities:
          Class A Subordinate Voting Shares

Item 2(e) CUSIP Number:

          25243K208

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        1. RT Capital Management Inc. is a foreign Investment Adviser which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

        2. RT Investment Management Holdings Inc. is a foreign Parent Holding Company which received SEC no-action relief to file on
             Schedule 13G as a Qualified Institutional Investor.

        3. The Royal Trust Company is a foreign Trust Company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

Item 4. Ownership.

      (a)  Amount beneficially owned:

           1.  RTCM - 2,846,125

           2.  RTIM - 2,994,275

           3.  RT   - 1,039,100

      (b) Percent of class:

           1.  RTCM - 28.7%

           2.  RTIM - 30.0%

           3.  RT   - 11.3%

      (c) Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote N/A

           (ii)  Shared power to vote or to direct the vote

                 1.  RTCM - 2,846,125

                 2.  RTIM - 2,994,275

                 3.  RT   - 1,039,100

           (iii) Sole power to dispose or to direct the disposition of N/A

           (iv)  Shared power to dispose or to direct the disposition of

                 1.  RTCM - 2,846,125

                 2.  RTIM - 2,994,275

                 3.  RT   - 1,039,100

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

1. RT Capital Management Inc. Accounts managed on a discretionary basis by RT Capital Management Inc., a wholly-owned subsidiary of RT Investment Management Holdings Inc., are known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

2. RT Investment Management Holdings Inc., a foreign parent holding company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of the fact that the holdings belong to client accounts managed on a discretionary basis by RT Investment Management Holdings Inc.'s subsidiary foregin investment advisers.

3. The Royal Trust Company, a foreign Trust Company which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of its status as trustee and/or as principal.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

     Please see attached Exhibit A, Disclosure Respecting Subsidiaries.

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     April 13, 2000
                             -----------------------------
                                        (Date)


                             /s/ Jennifer Lederman
                             -----------------------------
                                      (Signature)


                             Jennifer Lederman /
                             Senior Vice-President,
                             Compliance, RT
                             Capital Management Inc.
                             -----------------------------
                                     (Name/Title)

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      April 13, 2000
                              -----------------------------
                                        (Date)


                              /s/ Jennifer Lederman
                              -----------------------------
                                      (Signature)


                              Jennifer Lederman / Senior
                              Vice-President, Compliance,
                              RT Investment Management
                              Holdings Inc.
                              -----------------------------
                                      (Name/Title)

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      April 13, 2000
                              -----------------------------
                                        (Date)


                              /s/ Jennifer Lederman
                              -----------------------------
                                      (Signature)


                              Jennifer Lederman
                              Authorized Signing Officer
                              The Royal Trust Company
                              -----------------------------
                                      (Name/Title)